ROCK RESOURCES INC.

(the "Company")

03 JAN 2? ... 7:21

NEWS RELEASE

03003352

January 17, 2003

SUPPL

82-4504

Incentive Stock Options: Rock Resources Inc. (the "Company") would like to announce that, subject to the approval of the TSX Venture Exchange, it has granted Incentive Stock Options in the aggregate of 580,000 shares, 290,000 at a price of $0.20 per share exercisable on or before April 30, 2003 and 290,000 at a price of $0.25 per share exercisable on or before May 31, 2003.

The options are non-transferable. Any shares issued to "associated consultants" (as that term is defined in B.C. Instrument 45-507) pursuant to the exercise of options held by them will be subject to a four month hold period commencing on the date of grant of the options. Shares issued to executives and employees on the exercise of such options will not be subject to a hold period.

On behalf of the Board of Directors:

"Graeme W. Rowland"

Graeme W. Rowland
Chairman and President

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities of the corporation have not been and will not be registered under the U.S. Securities Act, 1933, as amended, and subject to certain exemptions may not be offered or sold in the United States or to U.S. persons. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

RCK.V
Suite #2120 – 1055 West Hastings Street, Vancouver, BC V6E 2E9
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources.com - Web Site: www.rockresources.com

dlw 1/29

Rock Resources Inc.

#2120 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9

TEL: (604) 688-3304
FAX: (604) 682-6038
North American Toll Free: 1-888-ROCK-RES (762-5737)

E-mail: info@rockresources.com
Web site: http://www.rockresources.com

TSX RCK

03 JAN 24 AM 7:21

January 17, 2003

B.C. Securities Commission (via SEDAR)
12th Floor
701 West Georgia St.
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

RE: Form 27 (Material Change Report) Dated January 17, 2003
Pursuant to News Release Dated January 17, 2003

Enclosed please find Form 27 as noted above.

Yours truly,

"Graeme Rowland"

Graeme Rowland
Chairman and President

Encl.

cc: TSX Venture Exchange (via SEDAR)
Securities & Exchange Commission (82-4504)

Form 27
Securities Act
MATERIAL CHANGE REPORT
Under Section 85(1) of the Act

Item 1 **Reporting Issuer**

ROCK RESOURCES INC.
Suite #2120 – 1500 West Hastings Street
Vancouver, B.C. V6E 2E9
Telephone: (604) 688-3304
Fax: (604) 682-6038

Item 2 **Date of Material Change**

January 17, 2003 - Vancouver, British Columbia

Item 3 **Press Release**

January 17, 2003

Item 4 **Summary of Material Change** Please see item 5 below for details.

The Company announces that, subject to the approval of the TSX Venture Exchange, it has granted Stock Options in the aggregate of 580,000 shares, 290,000 at a price of $0.20 per share exercisable on or before April 30, 2003 and 290,000 at a price of $0.25 per share exercisable on or before May 31, 2003.

Item 5 **Full Description of Material Change**

Incentive Stock Options: Rock Resources Inc. (the "Company") would like to announce that, subject to the approval of the TSX Venture Exchange, it has granted Incentive Stock Options in the aggregate of 580,000 shares, 290,000 at a price of $0.20 per share exercisable on or before April 30, 2003 and 290,000 at a price of $0.25 per share exercisable on or before May 31, 2003.

The options are non-transferable. Any shares issued to "associated consultants" (as that term is defined in B.C. Instrument 45-507) pursuant to the exercise of options held by them will be subject to a four month hold period commencing on the date of grant of the options. Shares issued to executives and employees on the exercise of such options will not be subject to a hold period.

Item 6 **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following:

Officer: Graeme W. Rowland
President

Telephone: (604) 688-3304
Fax: (604) 682-6038
Address: Rock Resources Inc.
Suite #2120 – 1055 West Hasting Street
Vancouver, B.C. V6E 2E9

Item 9 **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

January 17, 2003
(date)

"Graeme W. Rowland"

(signature)

Graeme W. Rowland

(name)
President
(position)
Vancouver, B.C.

(place of declaration)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.